UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-35016

TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes of Registrant’s Certifying Accountants

On March 3, 2023, the Board of Directors of TROOPS, Inc. (the "Company") has approved the dismissal of WWC, P.C. as the Company’s independent registered public accounting firm, effective immediately (“Termination Date”).

During the period that began when the WWC, P.C. was retained and through the Termination Date, there was no disagreement between the Company and the WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the WWC, P.C., would have caused it to make reference to the subject matter of such disagreement in connection with its audit report on such financial statements.

The Company has provided WWC, P.C. with a copy of the foregoing disclosures and has requested that WWC, P.C. review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 16.1 is a copy of WWC, P.C.’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

WWC, P.C. neither completed an audit nor issued any audit opinion.

New independent registered public accounting firm

We have engaged Audit Alliance LLP as our independent registered public accounting firm, effective March 3, 2023. The decision to engage Audit Alliance LLP as our independent registered public accounting firm to perform independent audit services for the year ended December 31, 2022 was approved by our board of directors.

During the two fiscal years ended December 31, 2021 and 2022 and through March 3, 2023, neither the Company nor anyone on its behalf consulted Audit Alliance LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Audit Alliance LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii)  any matter that was either the subject of a disagreement or a reportable event as described above.

Exhibits

TROOPS, Inc. is furnishing under the cover of Form 6-K the following:

16.1	Letter of WWC, P.C., dated March 8, 2023, regarding a change in the registrant’s independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: March 9, 2023	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer